UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2023

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD. (Translation of registrant's name into English)
5 Ha’solelim Street, Tel Aviv, Israel (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Investors: Kip E. Meintzer Check Point Software Technologies, Ltd. +1.650.628.2040 ir@checkpoint.com	Media: Gil Messing Check Point Software Technologies, Ltd. +1.650.628.2260 press@checkpoint.com

Check Point Software Reports Fourth Quarter and 2022 Full Year Results

SAN CARLOS, CA – February 13, 2023 — Check Point® Software Technologies Ltd. (NASDAQ: CHKP), today announced its financial results for the fourth quarter and full year ended December 31, 2022.

Fourth Quarter 2022

•          Total Revenues: $638 million, a 7 percent increase year over year

•          Security Subscription Revenues: $231 million, a 13 percent increase year over year

•          Deferred Revenues: $1,878 million, a 10 percent increase year over year

•          GAAP Operating Income: $254 million, representing 40 percent of revenues

•          Non-GAAP Operating Income: $289 million, representing 45 percent of revenues

•          GAAP EPS: $2.20, an 11 percent increase year over year

•          Non-GAAP EPS: $2.45, a 9 percent increase year over year

Full Year 2022

•          Total Revenues: $2,330 million, an 8 percent increase year over year

•          Security Subscription Revenues: $858 million, a 14 percent increase year over year

•          GAAP EPS: $6.31, a 4 percent increase year over year

•          Non-GAAP EPS: $7.40, a 5 percent increase year over year

“We delivered solid fourth quarter and 2022 full year financial results despite a volatile year-end macro-environment. Revenue and non-GAAP earnings per share came in at the top end of our projections,” said Gil Shwed, Founder & CEO of Check Point Software Technologies. “We continued building the future of cyber security with the prevention-first Infinity architecture and realized triple-digit growth in Infinity revenues. Building on this success we are driving security innovation with a focus on the 3Cs of the Best Security – a Comprehensive set of technologies that address the key attack vectors; a Consolidated set of solutions with a unified management portal, with Collaborative security technologies - to prevent the next cyber-attack.”

Financial Highlights for the Fourth Quarter of 2022

•	Total Revenues: $638 million compared to $599 million in the fourth quarter of 2021, a 7 percent increase year over year.
•	GAAP Operating Income: $254 million compared to $246 million in the fourth quarter of 2021.
•	Non-GAAP Operating Income: $289 million compared to $285 million in the fourth quarter of 2021, representing 45 percent and 47 percent of revenues in the fourth quarter of 2022 and 2021, respectively.
•	GAAP Tax Benefit: $1 million compared to $4 million in the fourth quarter of 2021.
•
GAAP Net Income & Earnings per Diluted share: GAAP net income was $270 million compared to $260 million in the fourth quarter of 2021. GAAP earnings per diluted share were $2.20 compared to $1.98 in the fourth quarter of 2021, an 11 percent increase year over year.

•
Non-GAAP Net Income & Earnings per Diluted share: Non-GAAP net income was $301 million compared to $294 million in the fourth quarter of 2021. Non-GAAP earnings per diluted share were $2.45 compared to $2.25 in the fourth quarter of 2021, a 9 percent increase year over year.

•	Deferred Revenues: As of December 31, 2022, deferred revenues were $1,878 million compared to $1,707 million as of December 31, 2021, a 10 percent increase year over year.

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•	Cash Balances, Marketable Securities & Short-Term Deposits: $3,503 million as of December 31, 2022, compared to $3,783 million as of December 31, 2021.

•
Cash Flow: Cash flow from operations was $230 million compared to $294 million in the fourth quarter of 2021. The fourth quarter of 2022 includes $3 million of costs related to our currency hedging transactions compared to $4 million of income in the fourth quarter of 2021.

•
Share Repurchase Program: During the fourth quarter of 2022, the company repurchased approximately 2.6 million shares at a total cost of approximately $325 million. In a press release today, the company’s board of directors authorized a $2 billion expansion of the company’s on-going share repurchase program. Under the extended share repurchase program, Check Point will be authorized to continue repurchasing its shares up to $325 million each quarter.

Financial Highlights for the Year Ended December 31, 2022

•	Total Revenues: $2,330 million compared to $2,167 million in 2021, an 8 percent increase year over year.
•	GAAP Operating Income: $884 million compared to $908 million in 2021, representing 38 and 42 percent of revenues in 2022 and 2021, respectively.
•	Non-GAAP Operating Income: $1,039 million compared to $1,049 million in 2021, representing 45 and 48 percent of revenues in 2022 and 2021, respectively.
•	GAAP Taxes on Income: $131 million compared to $134 million in 2021.
•
GAAP Net Income & Earnings per Diluted Share: GAAP net income was $797 million compared to $816 million in 2021. GAAP earnings per diluted share were $6.31 compared to $6.08 in 2021, a 4 percent increase year over year.

•
Non-GAAP Net Income & Earnings per Diluted Share: Non-GAAP net income was $935 million compared to $942 million in 2021.  Non-GAAP earnings per diluted share were $7.40 compared to $7.02 in 2021, a 5 percent increase year over year.

•
Cash Flow: Cash flow from operations was $1,080 million compared to $1,183 million in 2021. 2022 included $8 million in acquisition related costs and $80 million of costs related to our currency hedging transactions while 2021 included $14 million in acquisition related costs and $1 million of costs related to our currency hedging transactions. The remaining acquisition costs is included in our cash flow from investing activities.

•	Share Repurchase Program: During 2022, we repurchased approximately 10.3 million shares at a total cost of approximately $1,300 million.

For information regarding the non-GAAP financial measures discussed in this release, as well as a reconciliation of such non-GAAP financial measures to the most directly comparable GAAP financial measures, please see “Use of Non-GAAP Financial Information” and “Reconciliation of GAAP to Non-GAAP Financial Information.”

Conference Call and Webcast Information
Check Point will host a conference call with the investment community on February 13, 2023, at 8:30 AM ET/5:30 AM PT. To listen to the live webcast or replay, please visit the website www.checkpoint.com/ir.

First Quarter 2023 Investor Conference Participation Schedule

•	Wolfe Research March Madness 1x1 Conference March 1, 2023, NY, NY – 1x1 Meetings

•	Bernstein Inaugural Tech, Media, Telecom & Consumer 1x1 Forum March 2, 2023, NY, NY – 1x1 Meetings

•	Raymond James 2023 Institutional Investor Conference March 6, 2023, Orlando, FL – Fireside Chat & 1x1 Meetings

•	Truist 2023 Technology, Internet & Services Conference March 7, 2023, NY, NY – 1x1 Meetings

•	Morgan Stanley 2023 Media, Telecommunications & Technology Conference March 8-9, 2023, SF, CA – 1x1 Meetings

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Members of Check Point's management team are expected to present at these conferences and discuss the latest company strategies and initiatives. Check Point’s conference presentations are expected to be available via webcast on the company's web site. To hear these presentations and access the most updated information please visit the company's web site at www.checkpoint.com/ir. The schedule is subject to change.

Follow Check Point via:
Twitter: http://www.twitter.com/checkpointsw
Facebook: https://www.facebook.com/checkpointsoftware
Blog: http://blog.checkpoint.com
YouTube: http://www.youtube.com/user/CPGlobal
LinkedIn: https://www.linkedin.com/company/check-point-software-technologies

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com) is a leading provider of cybersecurity solutions to corporate enterprises and governments globally. Check Point Infinity’s portfolio of solutions protects enterprises and public organizations from 5th generation cyberattacks with an industry leading catch rate of malware, ransomware, and other threats. Infinity comprises four core pillars delivering uncompromised security and generation V threat prevention across enterprise environments: Check Point Harmony, for remote users; Check Point CloudGuard, to automatically secure clouds; and Check Point Quantum, to protect network perimeters and datacenters, all controlled by the industry’s most comprehensive, intuitive unified security management; Check Point Horizon, a prevention-first security operations suite. Check Point protects over 100,000 organizations of all sizes.

©2023 Check Point Software Technologies Ltd. All rights reserved

Legal Notice Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements in this press release include, but are not limited to, statements related to our expectations regarding our products and solutions, expectations related to cybersecurity and other threats, expectations regarding our  initiatives, expectation regarding our expanded share repurchase program and our participation in investor conferences during the first quarter of 2023. Our expectations and beliefs regarding these matters may not materialize, and actual results or events in the future are subject to risks and uncertainties that could cause actual results or events to differ materially from those projected.  These risks include our ability to continue to develop platform capabilities and solutions; customer acceptance and purchase of our existing solutions and new solutions; the market for IT security continuing to develop; competition from other products and services; and general market, political, economic and business conditions, including as a result of the impact of the Covid-19 pandemic.  The forward-looking statements contained in this press release are also subject to other risks and uncertainties, including those more fully described in our filings with the Securities and  Exchange Commission, including our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 14, 2022. The forward-looking statements in this press release are based on information available to Check Point as of the date hereof, and Check Point disclaims any obligation to update any forward-looking statements, except as required by law.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Check Point uses non-GAAP measures of operating income, net income and earnings per diluted share, which are adjustments from results based on GAAP to exclude, as applicable, stock-based compensation expenses, amortization of intangible assets and acquisition related expenses and the related tax affects. Check Point’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Check Point’s ongoing core operations and prospects for the future. Historically, Check Point has also publicly presented these supplemental non-GAAP financial measures to assist the investment community to see the company “through the eyes of management,” and thereby enhance understanding of its operating performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release to the most directly comparable GAAP financial measures is included with the financial statements contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

1Billings: Non-GAAP measurement that we define as total revenues in accordance with GAAP plus the change in total deferred revenue during the period.

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONSOLIDATED STATEMENT OF INCOME
(Unaudited, in millions, except per share amounts)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2022	2021	2022	2021
Revenues:
Products and licenses	$173.4	$166.4	$554.9	$513.9
Security subscriptions	231.0	204.1	858.0	755.2
Total revenues from products and security subscriptions	404.4	370.5	1,412.9	1,269.1
Software updates and maintenance	234.1	228.6	917.0	897.7
Total revenues	638.5	599.1	2,329.9	2,166.8

Operating expenses:
Cost of products and licenses	42.1	40.0	145.6	110.7
Cost of security subscriptions	10.6	9.9	41.4	35.9
Total cost of products and security subscriptions	52.7	49.9	187.0	146.6
Cost of Software updates and maintenance	28.2	26.3	105.5	103.0
Amortization of technology	2.9	2.9	11.9	8.5
Total cost of revenues	83.8	79.1	304.4	258.1

Research and development	90.8	85.5	349.9	292.7
Selling and marketing	180.0	160.6	675.2	597.8
General and administrative	29.9	28.0	116.1	110.7
Total operating expenses	384.5	353.2	1,445.6	1,259.3

Operating income	254.0	245.9	884.3	907.5
Financial income, net	15.3	9.9	44.0	42.1
Income before taxes on income	269.3	255.8	928.3	949.6
Taxes on income (tax benefit)	(0.6)	(3.9)	131.4	134.0
Net income	$269.9	$259.7	$796.9	$815.6

Basic earnings per share	$2.22	$1.99	$6.37	$6.13
Number of shares used in computing basic earnings per share	121.8	130.3	125.2	133.1

Diluted earnings per share	$2.20	$1.98	$6.31	$6.08
Number of shares used in computing diluted earnings per share	122.9	130.9	126.3	134.1

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED FINANCIAL METRICS
(Unaudited, in millions, except per share amounts)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2022	2021	2022	2021

Revenues	$638.5	$599.1	$2,329.9	$2,166.8
Non-GAAP operating income	288.9	284.5	1,038.9	1,049.2
Non-GAAP net income	301.0	294.0	934.9	942.0
Diluted Non-GAAP Earnings per share	$2.45	$2.25	$7.40	$7.02
Number of shares used in computing diluted Non-GAAP Earnings per share	122.9	130.9	126.3	134.1

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL INFORMATION
(Unaudited, in millions, except per share amounts)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2022	2021	2022	2021

GAAP operating income	$254.0	$245.9	$884.3	$907.5
Stock-based compensation (1)	30.1	32.6	131.4	120.3
Amortization of intangible assets and acquisition related expenses (2)	4.8	6.0	23.2	21.4
Non-GAAP operating income	$288.9	$284.5	$1,038.9	$1,049.2

GAAP net income	$269.9	$259.7	$796.9	$815.6
Stock-based compensation (1)	30.1	32.6	131.4	120.3
Amortization of intangible assets and acquisition related expenses (2)	4.8	6.0	23.2	21.4
Taxes on the above items (3)	(3.8)	(4.3)	(16.6)	(15.3)
Non-GAAP net income	$301.0	$294.0	$934.9	$942.0

Diluted GAAP Earnings per share	$2.20	$1.98	$6.31	$6.08
Stock-based compensation (1)	0.24	0.25	1.04	0.90
Amortization of intangible assets and acquisition related expenses (2)	0.04	0.05	0.18	0.16
Taxes on the above items (3)	(0.03)	(0.03)	(0.13)	(0.12)
Diluted Non-GAAP Earnings per share	$2.45	$2.25	$7.40	$7.02

Number of shares used in computing diluted Non-GAAP Earnings per share	122.9	130.9	126.3	134.1

(1) Stock-based compensation:
Cost of products and licenses	$0.1	$0.1	$0.4	$0.4
Cost of software updates and maintenance	1.2	1.2	5.0	4.4
Research and development	9.9	10.3	42.0	31.8
Selling and marketing	9.7	11.3	43.2	42.8
General and administrative	9.2	9.7	40.8	40.9
	30.1	32.6	131.4	120.3

(2) Amortization of intangible assets and acquisition related expenses:
Amortization of technology-cost of revenues	2.9	2.9	11.9	8.5
Research and development	0.8	1.7	7.1	5.6
Selling and marketing	1.1	1.4	4.2	7.3
	4.8	6.0	23.2	21.4
(3) Taxes on the above items	(3.8)	(4.3)	(16.6)	(15.3)
Total, net	$31.1	$34.3	$138.0	$126.4

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEET DATA
(Unaudited, in millions)

ASSETS

	December 31,	December 31,
	2022	2021
Current assets:
Cash and cash equivalents	$196.0	$271.9
Marketable securities and short-term deposits	1,441.6	1,421.8
Trade receivables, net	644.2	597.8
Prepaid expenses and other current assets	50.0	46.4
Total current assets	2,331.8	2,337.9

Long-term assets:
Marketable securities	1,865.6	2,089.7
Property and equipment, net	82.8	83.4
Deferred tax asset, net	77.6	51.7
Goodwill and other intangible assets, net	1,295.5	1,257.2
Other assets	71.5	80.3
Total long-term assets	3,393.0	3,562.3

Total assets	$5,724.8	$5,900.2

LIABILITIES AND
SHAREHOLDERS’ EQUITY

Current liabilities:
Deferred revenues	$1,363.4	$1,257.4
Trade payables and other accrued liabilities	475.8	454.7
Total current liabilities	1,839.2	1,712.1

Long-term liabilities:
Long-term deferred revenues	514.4	449.7
Income tax accrual	419.7	454.9
Other long-term liabilities	22.2	26.4
	956.3	931.0

Total liabilities	2,795.5	2,643.1

Shareholders’ equity:
Share capital	0.8	0.8
Additional paid-in capital	2,500.7	2,276.7
Treasury shares at cost	(11,802.1)	(10,550.7)
Accumulated other comprehensive gain (loss)	(97.9)	(0.6)
Retained earnings	12,327.8	11,530.9
Total shareholders’ equity	2,929.3	3,257.1
Total liabilities and shareholders’ equity	$5,724.8	$5,900.2
Total cash and cash equivalents, marketable securities, and short-term deposits	$3,503.2	$3,783.4

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED CASH FLOW DATA
(Unaudited, in millions)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2022	2021	2022	2021
Cash flow from operating activities:
Net income	$269.9	$259.7	$796.9	$815.6
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	6.1	5.6	22.7	20.6
Amortization of intangible assets	3.4	3.3	13.5	10.1
Stock-based compensation	30.1	32.6	131.4	120.3
Realized gain on marketable securities	-	(0.4)	-	(1.4)
Increase in trade and other receivables, net	(332.7)	(269.2)	(44.8)	(49.4)
Increase in deferred revenues, trade payables and other accrued liabilities	253.3	265.1	160.8	266.0
Deferred income taxes, net	(0.1)	(2.5)	(0.5)	1.2
Net cash provided by operating activities	230.0	294.2	1,080.0	1,183.0

Cash flow from investing activities:
Payment in conjunction with acquisitions, net of acquired cash	-	-	(48.3)	(219.7)
Investment in property and equipment	(6.5)	(4.5)	(22.1)	(15.9)
Net cash used in investing activities	(6.5)	(4.5)	(70.4)	(235.6)

Cash flow from financing activities:
Proceeds from issuance of shares upon exercise of options	20.7	6.5	141.1	194.0
Purchase of treasury shares	(324.9)	(324.9)	(1,299.9)	(1,299.5)
Payments related to shares withheld for taxes	(1.1)	(0.4)	(9.2)	(6.9)
Net cash used in financing activities	(305.3)	(318.8)	(1,168.0)	(1,112.4)

Unrealized gain (loss) on marketable securities, net	15.4	(22.1)	(121.8)	(51.2)

Decrease in cash and cash equivalents, marketable securities, and short-term deposits	(66.4)	(51.2)	(280.2)	(216.2)

Cash and cash equivalents, marketable securities, and short-term deposits at the beginning of the period	3,569.6	3,834.6	3,783.4	3,999.6

Cash and cash equivalents, marketable securities, and short-term deposits at the end of the period	$3,503.2	$3,783.4	$3,503.2	$3,783.4

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
By: /s/ Roei Golan Roei Golan Acting Chief Financial Officer

February 13, 2023

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